Exhibit 99.1

Jupai Reports Full Year 2018 Results

SHANGHAI — April 23, 2019 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider, focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the full year ended December 31, 2018.

FULL YEAR 2018 FINANCIAL HIGHLIGHTS

•                      Net revenues for the full year 2018 were RMB1,321.7 million (US$1192.2 million), a decrease of 22.5% from 2017.

(RMB ’000, except percentages)	FY 2017	FY 2017%	FY 2018	FY 2018%	YoY Change %
One-time commissions	1,038,704	60.8%	737,482	55.7%	-29.0%
Recurring management fees	363,651	21.3%	435,523	33.0%	19.8%
Recurring service fees	105,001	6.2%	64,345	4.9%	-38.7%
Other service fees	198,806	11.7%	84,394	6.4%	-57.5%
Total net revenues	1,706,162	100.0%	1,321,744	100.0%	-22.5%

•                      Loss from operations for the full year 2018 was RMB159.9 million (US$23.3 million), compared to income from operations of RMB523.6 million in 2017.

•                      Non-GAAP2 net income attributable to ordinary shareholders for the full year 2018 was RMB13.0 million (US$1.9 million), a decrease of 97.1% from 2017.

•                      Net loss attributable to ordinary shareholders for the full year 2018 was RMB387.7 million (US$56.4 million), compared to net income attributable to ordinary shareholders of RMB409.5 million in 2017.

FULL YEAR 2018 OPERATIONAL UPDATES

•                      Total number of active clients3 for the full year 2018 was 8,638.

•                      The aggregate value of wealth management products distributed by the Company for the full year 2018 was RMB30.3 billion (US$4.4 billion), a 44.3% decrease from 2017.

1  The U.S. dollars (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate on December 31, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.8755 to US$1.00. The percentages stated in this press release are calculated based on the Renminbi amounts.

2  Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation, amortization of intangible assets resulted from business acquisitions, impairment loss of investment in affiliates and impairment loss of goodwill.

3  “Active clients” for a given period refers to clients who purchase wealth management products distributed by Jupai at least once during that given period.

Wealth management products distributed by the Company - breakdown by product type

	Twelve months ended
	December 31, 2017		December 31, 2018
Product type	(RMB in millions, except percentages)
Fixed income products	45,437	83%	8,560	28%
Private equity products	6,375	12%	19,038	63%
Secondary market equity fund products	449	1%	1,129	4%
Other products	2,055	4%	1,546	5%
All products	54,316	100%	30,273	100%

•                      Jupai’s coverage network as of December 31, 2018 included 76 client centers covering 50 cities, as compared to 72 client centers covering 46 cities as of December 31, 2017.

•                      Total assets under management4 as of December 31, 2018 were RMB56.8 billion (US$8.3 billion), a 1.4% decrease from December 31, 2017.

Assets under management — breakdown by product type

	As of
	December 31, 2017		December 31, 2018
Product type	(RMB in millions, except percentages)
Fixed income products	35,558	62%	19,846	35%
Private equity products	18,868	33%	34,033	60%
Secondary market equity fund products	2,372	4%	1,658	3%
Other products	734	1%	1,215	2%
All products	57,532	100%	56,752	100%

“2018 was challenging for Jupai on several fronts,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “During the year, investors became increasingly conservative as the Chinese government’s focus on deleveraging at the expense of economic growth and the expanding US-China trade conflict contributed to an uncertain economic outlook. In addition, China’s wealth management industry continued to experience a difficult transition period due to tightened regulations. Amid this unfavorable environment, the aggregate value of wealth management products distributed by Jupai decreased by 44.3% year-over-year to RMB30.3 billion in 2018, and total net revenue for 2018 declined by 22.5% year-over-year to RMB1.3 billion. We were, however, able to achieve an average one-time commission rate of 2.4% in 2018, compared to 1.9% in 2017, due to our enhanced bargaining power as real estate companies continued to face rising cost of capital. Based on our observation of the overall credit market since the beginning of 2019, we are confident in maintaining our average one-time commission rate at a healthy level in the next few quarters.”

4  “Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

“Looking into 2019, we remain cautiously optimistic about China’s overall economic outlook, as the government has introduced various stimulus policies to support private enterprises, especially SMEs, to enhance economic growth. The domestic equity market has also shown signs of recovery since the beginning of the year, which we believe will help restore investor confidence and gradually increase the appetite for wealth management products. During this time of industry transition, Jupai will focus on developing new product categories, including real estate equity products and overseas products to better meet investors’ evolving needs, selecting high-quality project counterparties to control risk, and streamlining internal management to optimize costs. We are confident that we will be well-positioned to seize opportunities as the market recovers and we look forward to building Jupai into a leading wealth and asset management brand in China.”

Ms. Min Liu, Jupai’s chief financial officer, said, “Jupai’s operating results in 2018 were under pressure due to the severe industry headwinds, and we saw declines in our revenue and bottom-line results for the full year. In the fourth quarter of 2018, based on our impairment assessment review, we recognized a goodwill impairment loss of US$39.0 million from acquisition of Scepter, as the volatile market environment continued to negatively impact the Company’s operations and business outlook. As we have fully written down the book value of the goodwill related to the acquisition of Scepter with approximately RMB0.3 million of goodwill on our balance sheet, we do not expect to incur any additional substantial goodwill impairment losses going forward. Since the third quarter of 2018, Jupai has adopted various measures to enhance our operating efficiency, such as personnel optimization, IT system enhancement, business SOP streamlining, and more stringent cost controls. We expect these measures to take effect gradually and have a positive influence on our operating results in the quarters to come.”

FULL YEAR 2018 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2018 were RMB1,321.7 million (US$192.2 million), a 22.5% decrease from 2017, primarily due to decreases in both one-time commissions and other service fees.

•                      Net revenues from one-time commissions for the full year 2018 were RMB737.5 million (US$107.3 million), a 29.0% decrease from 2017, primarily as a result of a decrease in the aggregate value of wealth management products distributed by the Company.

•                      Net revenues from recurring management fees for the full year 2018 were RMB435.5 million (US$63.3 million), a 19.8% increase from 2017, primarily due to an increase in the moving average value of assets under management. RMB61.6 million (US$9.0 million) and RMB81.7 million carried interest were recognized as part of Jupai’s recurring management fees for the full year 2018 and 2017, respectively.

•                      Net revenues from recurring service fees for the full year 2018 were RMB64.3 million (US$9.4 million), a 38.7% decrease from 2017, primarily because the Company provided ongoing services to fewer product suppliers. The Company recognized RMB0.3 million (US$0.04 million) and RMB13.8 million variable performance fees for the full year 2018 and 2017, respectively.

•                      Net revenues from other service fees for the full year 2018 were RMB84.4 million (US$12.3 million), a 57.5% decrease from 2017, primarily due to a decrease in sub-advisory fees collected from other companies.

Starting from January 1, 2018, the Company adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606), on a modified-retrospective basis. The adoption has no material impact on the Company’s financial positions, results of operations, or cash flows.

Operating Costs and Expenses

Operating costs and expenses for the full year 2018 were RMB1,481.7 million (US$215.5 million), a 25.3% increase from 2017.

•                      Cost of revenues for the full year 2018 was RMB684.6 million (US$99.6 million), a 7.2% decrease from 2017, primarily due to a reduction in performance-based compensation as a result of a decline in the aggregate value of wealth management products distributed.

•                      Selling expenses for the full year 2018 were RMB303.2 million (US$44.1 million), a 7.4% increase from 2017, primarily due to the increase in marketing expenses.

•                      General and administrative expenses for the full year 2018 were RMB274.8 million (US$40.0 million), a 34.7% increase from 2017, mainly due to the increase in payroll expenses and the provision for doubtful accounts of certain product providers.

•                      Impairment loss of goodwill for the full year 2018 was RMB267.9 million (US$39.0 million), which was the impairment of goodwill from Scepter acquisition in 2015.

•                      Other operating income (government subsidies) received by the Company for the full year 2018 was RMB48.7 million (US$7.1 million), an 18.5% increase from 2017. Government subsidies were recorded when received, with their availability and amount dependent upon government administrative policies.

Operating margin for the full year 2018 was -12.1%, compared to 30.7% in 2017.

Income tax expenses for the full year 2018 were RMB129.9 million (US$18.9 million), a slight increase from 2017.

Loss from equity in affiliates for the full year 2018 was RMB113.5 million (US$16.5 million), as compared to income from equity in affiliates of RMB2.6 million in 2017. The loss was primarily attributable to RMB90.8 million (US$13.2 million) of impairment loss relating to the Company’s investment in Shanghai Runju Financial Information Service Co., Ltd. (“Runju”), a non-controlled investee of the Company. Due to new industry regulations implemented since March 2018, Runju’s legacy business model had to be discontinued. By the end of 2018, an impairment provision for the full book value of investment in Runju had been provided.

Net Income

•                      Non-GAAP Net Income

•                      Non-GAAP net income attributable to ordinary shareholders for the full year 2018 was RMB13.0 million (US$1.9 million), a 97.1% decrease from 2017.

•                      Non-GAAP net margin attributable to ordinary shareholders for the full year 2018 was 1.0%, as compared to 26.6% in 2017.

•                      Non-GAAP net income attributable to ordinary shareholders per diluted American depositary share (“ADS”) for the full year 2018 was RMB0.37 (US$0.05), as compared to RMB 13.24 in 2017.

•                      Net Income

•                      Net loss attributable to ordinary shareholders for the full year 2018 was RMB387.7 million (US$56.4 million), compared to net income attributable to ordinary shareholders of RMB409.5 million in 2017.

•                      Net margin attributable to ordinary shareholders for the full year 2018 was -29.3%, compared to 24.0% in 2017.

•                      Net loss attributable to ordinary shareholders per basic and diluted ADS for the full year 2018 were RMB11.60 (US$1.69) and RMB11.60 (US$1.69), respectively, as compared to net income attributable to ordinary shareholders per basic and diluted ADS of RMB12.57 and RMB11.95, respectively, in 2017.

Balance Sheet and Cash Flow

As of December 31, 2018, the Company had RMB1,302.6 million (US$189.5 million) in cash and cash equivalents and restricted cash, compared to RMB1,527.8 million as of December 31, 2017.

Net cash used in operating activities for the full year 2018 was RMB62.9 million (US$9.1 million).

Net cash used in investing activities for the full year 2018 was RMB40.9 million (US$5.9 million).

Net cash used in financing activities for the full year 2018 was RMB121.4 million (US$17.7 million).

CONFERENCE CALL

Jupai’s management will host an earnings conference call on April 23, 2019 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
Mainland China:	400-620-8038 or 800-819-0121
Singapore:	+65-6713-5090
Passcode:	5071448

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 1, 2019:

U.S./International:	+1-855-452-5696
Hong Kong:	800-963-117
Mainland China:	400-632-2162
Singapore:	800-616-2305
Passcode:	5071448

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, amortization of intangible assets related to acquisition, impairment loss of investment in affiliates and impairment loss of goodwill. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation, amortization of intangible assets related to acquisition, impairment loss of investment in affiliates and impairment loss of goodwill, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, amortization of intangible assets related to acquisition, impairment loss of investment in affiliates and impairment loss of goodwill in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai’s strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Holdings Limited

Harry He

Director of Investor Relations

Jupai Holdings Limited

Phone: +86 (21) 6026 9129

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB, except for USD data)

	As of
	December 31,	December 31,	December 31,
	2017	2018	2018
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	1,527,777,270	1,298,565,042	188,868,452
Restricted cash	—	4,000,000	581,776
Short-term investments	23,203,612	4,723,612	687,021
Accounts receivable	53,512,590	39,633,035	5,764,386
Other receivables	22,989,264	20,493,145	2,980,604
Amounts due from related parties	268,760,059	199,331,694	28,991,592
Other current assets	12,276,204	15,320,791	2,228,317
Total current assets	1,908,518,999	1,582,067,319	230,102,148
Long-term investments	50,450,000	58,950,000	8,573,922
Investment in affiliates	181,922,556	67,262,431	9,782,915
Amounts due from related parties — non-current	—	48,626,353	7,072,410
Property and equipment, net	44,957,054	36,267,042	5,274,822
Intangible assets, net	74,350,855	58,124,608	8,453,874
Goodwill	261,621,691	297,031	43,201
Other non-current assets	32,459,581	27,914,021	4,059,926
Deferred tax assets	71,807,042	100,985,228	14,687,692
Total Assets	2,626,087,778	1,980,494,033	288,050,910

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	212,718,285	116,653,658	16,966,571
Income tax payable	179,224,777	227,537,993	33,094,029
Other tax payable	57,325,185	43,009,523	6,255,476
Amounts due to related parties-current	27,294,813	31,105,111	4,524,051
Deferred revenue from related parties	171,546,620	111,720,785	16,249,114
Deferred revenue	17,921,745	18,949,097	2,756,032
Other current liabilities	31,941,785	39,929,945	5,807,570
Total current liabilities	697,973,210	588,906,112	85,652,843
Deferred revenue — non-current from related parties	62,917,485	22,096,306	3,213,774
Deferred revenue — non-current	6,611,915	2,144,593	311,918
Deferred tax liabilities	4,717,167	198,187	28,825
Total Liabilities	772,219,777	613,345,198	89,207,360
Equity	1,853,868,001	1,367,148,835	198,843,550
Total Liabilities and Total Shareholders’ Equity	2,626,087,778	1,980,494,033	288,050,910

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB, except for USD data and ADS data)

	Twelve months ended
	December 31,	December 31,	December 31,
	2017	2018	2018
	RMB	RMB	USD
Revenues
Third party revenues	479,917,547	335,246,612	48,759,598
Related party revenues	1,232,785,709	990,820,793	144,108,907
Total revenues	1,712,703,256	1,326,067,405	192,868,505
Taxes and surcharges	(6,541,634)	(4,323,742)	(628,862)
Net revenues	1,706,161,622	1,321,743,663	192,239,643

Operating costs and expenses:
Cost of revenues	(737,507,904)	(684,558,659)	(99,564,927)
Selling expenses	(282,171,751)	(303,170,575)	(44,094,331)
General and administrative expenses	(204,052,576)	(274,782,664)	(39,965,481)
Impairment loss of goodwill	—	(267,917,575)	(38,966,995)
Other operating income — government subsidies	41,138,443	48,742,897	7,089,360
Total operating cost and expenses	(1,182,593,788)	(1,481,686,576)	(215,502,374)
Income (loss) from operations	523,567,834	(159,942,913)	(23,262,731)

Gain from deconsolidation of subsidiaries	—	561,528	81,671
Interest income	11,385,895	3,990,096	580,335
Investment income (loss)	10,012,216	(292,384)	(42,525)
Other (loss) income	(2,040,641)	4,227,896	614,921
Total other income	19,357,470	8,487,136	1,234,402
Income (loss) before taxes and income from equity in affiliates	542,925,304	(151,455,777)	(22,028,329)
Income tax expense	(122,998,509)	(129,855,367)	(18,886,680)
Income (loss) from equity in affiliates	2,579,447	(113,486,155)	(16,505,877)
Net income (loss)	422,506,242	(394,797,299)	(57,420,886)
Net income(loss) attributable to non-controlling interests	(13,014,063)	7,053,281	1,025,857
Net income (loss) attributable to ordinary shareholders	409,492,179	(387,744,018)	(56,395,029)

Net income (loss) per ADS:
Basic	12.57	(11.60)	(1.69)
Diluted	11.95	(11.60)	(1.69)
Weighted average number of ADSs used in computation:
Basic	32,577,902	33,413,485	33,413,485
Diluted	34,278,651	33,413,485	33,413,485

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB, except for USD data)

	Twelve months ended
	December 31,	December 31,	December 31,
	2017	2018	2018
	RMB	RMB	USD
Net income (loss)	422,506,242	(394,797,299)	(57,420,886)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	(36,377,776)	12,501,586	1,818,281
Other comprehensive income(loss)	(36,377,776)	12,501,586	1,818,2801
Comprehensive income (loss)	386,128,466	(382,295,713)	(55,602,605)
Less: Comprehensive income(loss) attributable to non-controlling interests	13,037,403	(6,934,658)	(1,008,604)
Comprehensive income (loss) attributable to ordinary shareholders	373,091,063	(375,361,055)	(54,594,001)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data and percentages)

	December 31,	December 31,
	2017	2018
	RMB	RMB
Net margin attributable to ordinary shareholders	24.0%	-29.3%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	26.6%	1.0%

Net income (loss) attributable to ordinary shareholders	409,492,179	(387,744,018)
Adjustment for share-based compensation (net of tax effect of nil for both years ended Dec 31, 2017 and 2018)	30,455,939	18,108,942
Adjustment for amortization of intangible assets related to acquisition (net of tax effect of RMB4,668,059 and RMB4,642,486 for the years ended Dec 31, 2017 and 2018, respectively)	14,004,176	13,927,456
Adjustment for impairment loss of investment in affiliates (net of tax effect of nil and RMB3,322,805 for the years ended Dec 31, 2017 and 2018, respectively )	—	100,756,194
Adjustment for impairment loss of goodwill (net of tax effect of nil for both years ended Dec 31, 2017 and 2018)	—	267,917,575
Adjusted net income attributable to ordinary shareholders (non-GAAP)	453,952,294	12,966,149

Net income (loss) attributable to ordinary shareholders per ADS, diluted	11.95	(11.60)
Adjusted net income attributable to ordinary shareholders per ADS, diluted (non-GAAP)	13.24	0.37

Weighted average number of ADSs used in computation:
Diluted	34,278,651	35,035,842